Exhibit 99.2

June 13, 2021

UEX Corporation
2465 Berton Place
North Vancouver, BC V7H 2W9

Attention: Roger Lemaitre

Re:
Financing for the acquisition of all of the shares of JCU (Canada) Exploration Company, Limited (“JCU”) and the immediate re-sale of 50% of such shares

This letter of agreement (“Letter Agreement”) set outs the terms of a transaction (the “Transaction”) pursuant to which Denison Mines Corp. (“Denison”) agrees to (i) finance the acquisition (the “JCU Acquisition”) by UEX Corporation (“UEX”) of all of the issued and outstanding common shares of JCU (the “JCU Shares”) pursuant to a purchase and sale agreement dated April 22, 2021, as amended (the “OURD Agreement”) with Overseas Uranium Resources Development Co., Ltd. (“OURD”) and (ii) immediately thereafter acquire 50% of such JCU Shares from UEX. Denison and UEX are collectively referred to in this Letter Agreement as the “Parties”.

1.
Financing Transaction

Denison agrees to make available to UEX a term loan in the amount of the Purchase Price (as defined under the OURD Agreement, as the same may be amended) to a maximum amount of up to
$41,000,000, to be applied by UEX in financing its acquisition of all of the JCU Shares pursuant to the OURD Agreement (the “Loan”).

The Loan will be available to UEX in one advance following:

(a)
receipt by Denison of a copy of this Letter Agreement duly executed by UEX;

(b)
confirmation satisfactory to Denison that all conditions to the completion of the JCU Acquisition, other than payment of the Purchase Price, have been satisfied;

(c)
delivery of all of the share certificates representing the JCU Shares into an escrow arrangement satisfactory to Denison;

(d)
execution by UEX of a share pledge agreement (the “Pledge Agreement”) in favour of Denison in respect of all of the JCU Shares owned by UEX (the “Pledged Shares”) and delivery to Denison (forthwith upon completion of the acquisition by UEX of the JCU Shares) of the share certificates representing the Pledged Shares and executed undated blank stock powers in respect of the same from UEX; and

(e)
receipt by Denison of a direction to pay executed by UEX directing payment by Denison of all of the proceeds of the advance of the Loan directly to OURD or as may otherwise be provided for under the OURD Agreement (including the escrow and withholding tax provisions).

The total outstanding amount of the Loan shall be repaid in full on the date falling 90 days after the advance thereof (such date, the “Initial Maturity Date”), unless UEX requests at least three business days prior to the Initial Maturity Date that Denison extend the maturity of the Loan, in which case the Loan shall be repaid in full on the date falling no more 180 days after the advance thereof.

If the Loan is repaid in full on the Initial Maturity Date, the Loan shall bear no interest. If however any principal amount of the Loan remains outstanding at any time after the Initial Maturity Date, such outstanding amount of the Loan shall bear interest at a rate equal to four per cent (4.0%) per annum commencing from the date of the initial advance of the Loan until the date on which such principal amount

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is repaid. Accrued interest under the Loan shall only be payable on maturity of the Loan or otherwise on the date that all of the Loan obligations under this Letter Agreement may otherwise become due and payable in accordance with the terms and conditions of this Letter Agreement.

Any outstanding principal amounts under the Loan may be prepaid in whole or in part (together with all accrued interest thereon, if any) at any time at the option of UEX without any premium or penalty, including in connection with satisfaction of the Denison Purchase Price (as defined below).

All payments due and payable by UEX to Denison in respect of the Loan shall be made in immediately available funds, without any set-off, deduction or withholding of any nature whatsoever.

For so long as any of its obligations under the Loan remain outstanding to Denison, UEX shall:

(a)
pay all amounts owing under the Loan when due;

(b)
perform, fulfil and satisfy all other obligations of it in respect of the Loan;

(c)
notify Denison of any Event of Default (as defined below) promptly upon becoming aware of such Event of Default;

(d)
comply in all material respects with all laws and orders of any governmental authority applicable to it or its property, including all securities laws and any regulatory or legal requirements in respect of disclosure of information;

(e)
other than pursuant to the Pledge Agreement or as contemplated in this Letter Agreement, not sell, lease, license, transfer, assign or otherwise dispose of (nor permit the expropriation, condemnation, destruction or other loss of) all or any part of its interest in JCU or the Pledged Shares;

(f)
not create, incur, assume or permit to exist any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title, right of set off in or any other arrangement having the effect of providing security on or over any of its interests in the Pledged Shares (other than pursuant to the Pledge Agreement);

(g)
not merge into or amalgamate or consolidate with any other person if such arrangement would negatively impact, invalidate, cancel or otherwise obviate any of its obligations under this Letter Agreement and provided that any merged, amalgamated or continuing corporation provides written confirmation satisfactory to Denison, acting reasonably, that it is liable for the obligations of UEX under this Letter Agreement and the Pledge Agreement; and

(h)
not amend or change its constating documents or by-laws in a manner that would materially adversely affect Denison or Denison’s interest in the Pledged Shares or under this Letter Agreement or the Pledge Agreement.

UEX shall, upon the request of Denison, duly execute and deliver or cause to be duly executed and delivered to Denison such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of Denison to carry out more effectually the provisions and purposes of this Letter Agreement as its relates to the Loan.

2.
Events of Default

If any of the following events (each of which constitutes an “Event of Default”) shall occur and be continuing:

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(a)
UEX does not pay within three business days of the due date the principal amount (and any interest if applicable) payable by it under the Loan;

(b)
UEX fails to consummate the sale of 50% of the JCU Shares to Denison forthwith after the Closing of the JCU Acquisition;

(c)
UEX fails to comply with any other provision of this Letter Agreement as its relates to the Loan under Section 1 and if such non-compliance is capable of remedy within 15 business days, UEX does not remedy the same within 15 business days of being required to do so by Denison;

(d)
the institution by UEX of proceedings to be adjudicated a bankrupt or any similar proceedings or the seeking by it of relief under any applicable federal, provincial, state or other law relating to bankruptcy or relief of debtors, or the filing by it of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of UEX of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

(e)
any proceedings are commenced by a person for the bankruptcy or any similar proceedings of UEX, unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or stayed within thirty (30) days of institution thereof; or

(f)
the entry of a decree or order by a court having jurisdiction adjudging UEX bankrupt or approving as properly filed an application or a petition seeking bankruptcy in respect of UEX under any applicable law relating to bankruptcy or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of UEX of all or substantially all of its property, unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or stayed within thirty (30) days of institution thereof, then Denison may at any time thereafter by notice to UEX declare that the total amount of the Loan and all other amounts payable thereunder are immediately due and payable, the Loan shall thereupon terminate and Denison may pursue any rights it may have against UEX under the Pledge Agreement, it being understood and agreed that, following the completion of the JCU Acquisition, Denison’s sole recourse against UEX shall be against the Pledged Shares pursuant to the Pledge Agreement and Denison shall have no claim against the assets of UEX as a whole or any assets other than the Pledged Shares.

3.
Acquisition Transaction

UEX hereby agrees to sell, assign and transfer to Denison and Denison hereby agrees to purchase from UEX, forthwith after the closing of the JCU Acquisition (the “Closing”), 50% of the JCU Shares free and clear of all encumbrances, for the Denison Purchase Price (as defined below), in accordance with and subject to the terms and conditions set forth in this Letter Agreement.

The purchase price (the “Denison Purchase Price”) for 50% of the JCU Shares shall be the sum of 50% of the Purchase Price. The Denison Purchase Price will be paid by way of set-off against the Loan, whereby Denison will apply an amount of the Denison Purchase Price against the outstanding balance of the Loan and thereby reduce the total principal amount of the Loan by such amount. Upon such application, UEX will be deemed to have repaid and redeemed the applicable principal amount of the Loan in consideration for the sale, assignment and transfer to Denison of 50% of the JCU Shares.

If UEX determines in its sole discretion not to borrow the Loan and decides to finance the consideration payable pursuant to the JCU Acquisition by other means, then the Denison Purchase Price will be paid by

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Denison to or as may be directed by UEX at the Closing and the provisions in this Letter Agreement pertaining to the Loan shall be of no force or effect.

UEX covenants and agrees to assign forthwith after the Closing, to the extent it is legally entitled to do so, 50% of its rights for indemnification under the OURD Agreement to Denison, so that Denison will have the benefit of the representations and warranties provided by OURD under the OURD Agreement and may assert any claims for a breach of such representations and warranties directly against OURD on its own behalf. In the event that such rights are not assigned or assignable by UEX to Denison, UEX covenants and agrees to indemnify and hold Denison harmless from any losses that Denison may suffer (directly or indirectly) to the extent of 50% of UEX’s net recovery as a result of a breach by OURD of a representation or warranty given by OURD in favour of UEX under the OURD Agreement.

4.
Representations, Warranties & Survival

The Parties hereby make the representations and warranties set out in Schedule A.

The representations and warranties shall survive the Closing and the payment of the Denison Purchase Price and, notwithstanding the Closing and the payment of the Denison Purchase Price, and notwithstanding the waiver of any condition hereunder, the representations, warranties, covenants and agreements of the Parties herein shall (except where otherwise specifically provided in this Letter Agreement) survive the Closing and shall continue in full force and effect indefinitely.

5.
Shareholders Agreement

Forthwith after the Closing, Denison, UEX and JCU will enter into a shareholders’ agreement governing the relationship of Denison and UEX with respect to the management of JCU (the “Shareholders’ Agreement”). The Shareholders’ Agreement shall include the principal terms set forth in Schedule B hereto.

6.
Certain Conditions Precedent to Completion of the Transaction

In addition to the other terms set forth in this Letter Agreement, completion of the Transaction will be subject to a number of conditions precedent, including:

(a)
completion by Denison of the Due Diligence Investigations (as defined below) satisfactory to Denison in its sole discretion, acting reasonably;

(b)
the accuracy of the representations and warranties of the Parties on Closing of the Transaction, including the representations and warranties set out in Schedule A hereto;

(c)
the entering into the Shareholders’ Agreement (provided, however, that if the Parties are unable to settle the terms of a Shareholders’ Agreement, the Transaction will be completed and the relationship of the Parties with respect to the management of JCU will be subject to the terms set out in Schedule B hereto); and

(d)
such other conditions as are customarily used for transactions of this nature.

7.
Due Diligence

UEX will provide to Denison and its directors, officers, employees and agents, including its legal counsel, accountants and financial advisors with timely access to all information required to permit Denison to conduct a due diligence investigation of the enforceability, effectiveness and closing conditions of the OURD Agreement and the rights and authority of UEX to enter into and effect this Letter Agreement (the “Due Diligence Investigations”). Denison will be permitted to conduct all such due diligence in relation to the foregoing that it may reasonably require, and in that regard, UEX will make available to Denison, on a timely basis, all information necessary in order for Denison to complete such Due Diligence

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Investigations, including but not limited to all applicable documents, records, correspondence, books, statements, agreements, resolutions and other information.

8.
Effect of this Letter

The Parties acknowledge and confirm that the obligations set forth herein, which for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, are and shall remain legally binding on the Parties subject to Section 14.

9.
Confidentiality

Except as and to the extent required by law, (a) no Party shall disclose or permit its agents, directors, officers, employees, consultants, representatives or advisers (“Representatives”) to disclose any Confidential Information (as defined below) of another Party hereto, and (b) no Party shall use, or permit its Representatives to use, any Confidential Information of another Party hereto other than in connection with the Transaction. For purposes of this Section 9, “Confidential Information” means all information about a Party or its subsidiaries or affiliates or their respective businesses, in whatever form communicated or maintained, that such party (the “Disclosing Party”) has previously disclosed or discloses to, or that is gathered by inspection by, another Party or any of its Representatives (the “Receiving Party”); provided that “Confidential Information” does not include any information that (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party in breach of its obligations under this provision, (ii) is or was received by the Receiving Party, on a non- confidential basis from a source other than the Disclosing Party if such source is not prohibited by the Disclosing Party from disclosing the information to the Receiving Party, or (iii) was known by the Receiving Party prior to disclosure under this provision and was not subject to any confidentiality obligation on the part of the Receiving Party.

Notwithstanding the provisions hereof, the Receiving Party and its Representatives may disclose Confidential Information if and to the extent required or compelled by applicable law, regulation, or legal process (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other process) or in any governmental, administrative or judicial process including, without limitation, pursuant to a rule, regulation, subpoena, civil investigative demand or similar process having force of law, or under the rules of any securities exchange on which the Receiving Party’s securities are traded.

10.
Announcements

The Parties agree that this Letter Agreement and the terms of the Transaction contemplated herein shall be disclosed in a press release to be issued by each of Denison and UEX on or after the date hereof. The Parties further agree that concurrently with the execution of this Letter Agreement, the existence and material terms hereof will be disclosed to OURD.

No Party will make any other public statement or give any press release concerning the matters contemplated herein or about the existence of this Letter Agreement without the written consent of the other Party, which consent will not be unreasonably withheld. A Party wishing to make a public announcement shall give the other Party two (2) days to comment upon and suggest changes to the public announcement unless the Party is obligated to make the public announcement in less than two (2) days in order to comply with applicable securities laws or stock exchange rules, regulations or policies.

11.
Further Rights of the Parties

In the event that the OURD Agreement is terminated or the JCU Acquisition is not completed, Denison and UEX covenant and agree that if either Party wishes to make another offer to any of JCU, OURD or OURD’s shareholders to complete a similar acquisition (each, and “Alternative Transaction”), such Party (the “Offering Party”) will first provide the other Party (the “Receiving Party”) with the opportunity to participate in such Alternative Transaction such that the Parties interests (directly or indirectly) in JCU

51263929.8

following completion of the Alternative Transaction are on a 50/50 basis (or such other basis as may be mutually agreed between the Parties). Notwithstanding the foregoing, if the OURD Agreement is terminated or the JCU Acquisition is not completed as a result of a breach of this Letter Agreement by either Denison or UEX, then such breaching Party shall not have any rights as a Receiving Party under this Section 11, and the non-defaulting Party shall have no obligation to offer the defaulting Party the right to participate in any Alternative Transaction.

An Offering Party that intends to enter into an Alternative Transaction will provide written notice (the “Notice”) to the other Receiving Party setting out the terms and conditions of the Alternative Transaction and the Receiving Party will have 10 days to elect to participate in the Alternative Transaction on a 50/50 basis (or such other basis as may be mutually agreed between the Parties). If the Receiving Party does not elect to participate within the timeframe set out above, the Offering Party will have 120 days to complete the Alternative Transaction substantially on the terms and conditions set out in the Notice. If the Offering Party does not complete the Alternative Transaction within such 120 day period, or if there is a material change to the terms and conditions (which, for greater certainty, shall be deemed to include any reduction to the consideration), the rights of the Receiving Party under this Section 11 shall recommence.

[Redacted - Commercially sensitive information pertaining to transaction terms]

This Section 11 shall not apply in the event that Denison terminates this Agreement pursuant to Section 14(b) or 14(c).

12.
Indemnity

Each Party shall indemnify the other Party, its officers, directors, agents, employees and its affiliates (collectively, the “Indemnified Party”) from and against any Material Loss. A “Material Loss” shall mean all costs, expenses, losses, claims, demands, damages or liabilities, of any nature or kind including attorneys' fees and other costs of litigation (either threatened or pending) arising out of or based on a breach by a Party (“Indemnifying Party”) of this Letter Agreement, including the breach of representation, warranty or covenant contained in this Letter Agreement and any and all actions, suits, proceedings, claims, legal and other expenses related or incidental thereto.

If any claim or demand is asserted against an Indemnified Party in respect of which such Indemnified Party may be entitled to indemnification under this Letter Agreement, written notice of such claim or demand shall promptly be given to the Indemnifying Party. The Indemnifying Party shall have the right, but not the obligation, by notifying the Indemnified Party within thirty (30) days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Party to participate, at the Indemnified Party's expense and with counsel of the Indemnified Party's choice) the defence compromise or settlement of the matter. Any damages to the assets or business of the Indemnified Party caused by a failure by the Indemnifying Party to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner, after the Indemnified Party has given notice of such claim, shall be included in the damages for which the Indemnifying Party shall be obligated to indemnify the Indemnified Party. Any settlement or compromise of a matter by the Indemnifying Party shall include a full release of claims against the Indemnified Party that have arisen out of the claim or demand for which indemnification is sought.

13.
Definitive Agreement

The Parties may elect to negotiate a definitive agreement on terms consistent with those set out in this Letter Agreement (the “Definitive Agreement”). The Definitive Agreement shall contain representations

51263929.8

and warranties (including but not limited to the representations included in Schedule A hereto), conditions and covenants that are reasonable and customary for transactions such as those contemplated hereby.

The Definitive Agreement will supersede this Letter Agreement and shall be in a form and substance mutually acceptable to each of the Parties, acting reasonably; provided, however, that if the Parties are unable to settle the terms of a Definitive Agreement, the terms and conditions set out in this Letter Agreement are valid and binding upon them and the Transaction will be effected in accordance with the terms hereof.

14.
Termination

This Letter Agreement may be terminated on or prior to the Closing:

(a)
by the mutual written agreement of Denison and UEX;

(b)
by Denison, in the event that the JCU Acquisition has not been completed by September 30, 2021;

(c)
by Denison in the event that Denison is not satisfied, in its sole discretion, acting reasonably, by June 30, 2021, with the results of the Due Diligence Investigations;

(d)
by either Party in the event that the OURD Agreement is terminated by OURD in accordance with its terms;

(e)
by written notice from the Denison to UEX in the event that UEX is in breach of its representations, warranties or covenants hereunder; or

(f)
by written notice from UEX to Denison in the event that Denison is in breach of its representations, warranties or covenants hereunder.

In the event of termination of this Letter Agreement as provided for in this Section 14, this Letter Agreement shall become void and of no further force or effect, provided that (i) Sections 9, 11, 12, 14, 16, and 21 shall survive termination of this Letter Agreement; and (ii) in the event that this Letter Agreement is terminated by a Party pursuant to (e) or (f) above and the right to terminate arose because of a breach of this Letter Agreement by the other Party (including a breach by the other Party resulting in a condition in favour of the terminating Party failing to be satisfied), then, the other Party shall remain fully liable for any and all Material Losses (as defined herein) sustained or incurred by the terminating Party directly or indirectly as a result thereof.

15.
Currency

All references to “$” or sums of money that are referred to in this Letter Agreement are expressed in lawful money of Canada, unless otherwise specified.

16.
Expenses

Except as may be otherwise agreed in writing, each of the Parties shall be responsible for and bear all of its own costs and expenses incurred in connection with the Transaction, including any broker’s or finder’s fees and expenses of their respective Representatives, incurred at any time in connection with pursuing or consummating the Transaction.

17.
Assignment

No Party shall assign any of its rights and obligations provided for or referred to in this Letter Agreement without the prior written consent of the other Parties.
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18.
Counterparts

This Letter Agreement may be signed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

19.
Further Assurances

Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Letter Agreement that another Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Letter Agreement or any provision hereof.

20.
Entire Agreement

This Letter Agreement, together with the agreements and other documents to be delivered pursuant to this Letter Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter of this Letter Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no other agreements between the Parties in connection with the subject matter of this Letter Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Letter Agreement.

21.
Governing Law

This Letter Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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This offer shall remain open for acceptance until 8:30 pm (Vancouver time) on June 13, 2021 unless withdrawn by Denison at any time prior to acceptance. If this offer is not accepted at or prior to that time, it shall be null and void.

Yours truly,

DENISON MINES CORP.

Per:
Name: David Cates
  Title: President & CEO

ACKNOWLEDGED AND ACCEPTED
this 13th day of June, 2021.

UEX CORPORATION

Per:
Name: Roger Lemaitre
  Title: President & CEO

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Schedule A – Representations and Warranties

Each of the Parties represents and warrants to each other Party as to the matters set out below and acknowledges each other Party, as applicable, is relying upon all such representations and warranties for the purposes of this Letter Agreement:

(a)
it is a company incorporated, continued, amalgamated or formed, as applicable, under the laws of the jurisdiction of its incorporation, continuation, amalgamation or formation, as the case may be, and it is duly organized and existing under such laws and is in good standing and qualified to own, lease or hold its properties and, in the case of the Parties, to carry on business in the manner contemplated by this Letter Agreement;

(b)
it has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Letter Agreement, and all corporate actions required to authorize it to enter into and perform its obligations under this Letter Agreement have been properly taken;

(c)
all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the execution and delivery of this Letter Agreement, and no further action on the part of the directors or shareholders is necessary to make this Letter Agreement valid, binding and enforceable on a Party;

(d)
it is not a party to, bound or affected by or subject to any agreement, instrument, charter or by-law provision or Law that would be violated, contravened or breached by entering into or performing under this Letter Agreement;

(e)
this Letter Agreement has been duly executed and delivered by it and is valid, binding and enforceable against it in accordance with its terms, subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought; and

(f)
it is not a “non-resident” for purposes of the Income Tax Act (Canada).

UEX represents and warrants to Denison as to the matters set out below and acknowledges that Denison is relying upon all such representations and warranties for the purposes of this Letter Agreement:

(a)
UEX has the corporate power and authority to enter into the OURD Agreement and to perform the transactions contemplated thereby and the OURD Agreement has been, duly executed and delivered by UEX, and constitutes a valid and binding obligation of UEX enforceable against UEX in accordance with its terms, subject to bankruptcy, insolvency, moratorium, or similar laws affecting creditors' rights generally;

(b)
to the knowledge of UEX, and without having conducted any investigation, the authorized and issued share capital of JCU together with the number, class and kind of shares issued and outstanding in respect of JCU are as set forth in Appendix A to this Schedule A hereto;

(c)
to the knowledge of UEX, and without having conducted any investigation, all of the issued and outstanding shares of JCU have been duly and validly issued and are outstanding as fully paid an non-assessable shares;

(d)
UEX has due and sufficient right and corporate authority to enter into this Letter Agreement on the terms and conditions set forth herein and UEX will forthwith after the
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A-2

Closing, have, due and sufficient right and corporate authority to transfer the legal and beneficial title and ownership of 50% of the JCU Shares to Denison as contemplated herein free and clear of all encumbrances; and

(e)
except for Denison pursuant to this Letter Agreement and UEX pursuant to the OURD Agreement, to the knowledge of UEX, and without having conducted any investigation, no Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:

(i)
to require JCU to issue any shares or other securities in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in its capital;

(ii)
for the issue or allotment of any unissued shares in JCU;

(iii)
to require JCU to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital; or

(iv)
to acquire any of the JCU Shares.

Appendix B To Schedule A SHARE CAPITAL STRUCTURE
[Redacted - Commercially sensitive information pertaining to transaction terms]

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[Redacted - Commercially sensitive information pertaining to transaction terms and confidential]

Schedule B –

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B-2

B-3

B-4

B-5

  B-6

B-7